     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1998
                                                SECURITIES ACT FILE NO. 33-74266
                                         INVESTMENT COMPANY ACT FILE NO. 8118298
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                             ---------------------

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                FINAL AMENDMENT
                             ---------------------

                         THE NEW SOUTH AFRICA FUND INC.
                                (NAME OF ISSUER)

                         THE NEW SOUTH AFRICA FUND INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             ---------------------

                                   64880R101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ARNOLD WITKIN
                             PRESIDENT AND CHAIRMAN
                         THE NEW SOUTH AFRICA FUND INC.
               C/O FLEMING INTERNATIONAL ASSET MANAGEMENT LIMITED
                               25 COPTHALL AVENUE
                            LONDON EC2R 7DR, ENGLAND
                           TELEPHONE: (609) 951-2300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                             ---------------------

                                WITH COPIES TO:

              NICHOLAS J. SERWER                            JOHN F. FITZPATRICK
               BAKER & MCKENZIE                               BAKER & MCKENZIE
               1 TEMASEK AVENUE                          805 THIRD AVENUE, NEW YORK
            #27-01 MILLENIA TOWER                          NEW YORK 10022, U.S.A.
               SINGAPORE 039192

                             ---------------------

                                  JULY 1, 1998
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

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     Transaction Valuation: $6,794,241.72            Amount of Filing Fee: $1,367.84(1,2)
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

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:                           Filing party:
                       --------------------------              -----------------
Form or Registration No.:                           Date filed:
                         --------------------------            -----------------


------------------------

(1) Calculated at 1/20th of 1% of an estimated transaction value of
    $6,839,206.92.
(2) Paid with the filing of the Schedule 13E-4 on July 1, 1998, based on an estimated transaction value of $6,839,206.92.
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

     This Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") of The New South Africa Fund Inc. (the "Fund") relating to an offer to purchase (the "Offer") 449,652 (approximately 10%) of the Fund's issued and outstanding shares of common stock, par value $0.001 per share (the "Shares") and originally filed with the Securities and Exchange Commission on July 1, 1998, amends such Statement to disclose the following information in accordance with Rule 13e-4(c)(2) of the Securities and Exchange Act of 1934, as amended, and General Instruction D of Schedule 13E-4 and constitutes the final amendment pursuant to Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended, and General Instruction D of Schedule 13E-4.

     The Offer expired at 12:00 midnight, New York time, on July 29, 1998 (the "Expiration Date"). Pursuant to the Offer, approximately 3,574,793 Shares were tendered and 449,652 of the tendered Shares were accepted by the Fund for purchase at a price of $15.11 per Share, the net asset value as determined as of the close of the regular trading session of the New York Stock Exchange on July 29, 1998. The aggregate purchase price paid by the Fund for the Shares purchased pursuant to the Offer was $6,794,241.72.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     ITEM 2 is amended as follows:

     (a)-(b) Reference is made to Section 12 -- "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

             The Fund has entered into an agreement with Custodial Trust Company ("CTC") providing for a secured loan in the principal amount of $6.8 million (the "Loan") to be used to finance the payment for the Shares tendered pursuant to the Offer. The Loan is expected to be repaid on or about August 14, 1998 and is repayable on demand made by CTC at any time before, on or after such date. The Fund plans to repay the Loan first from any cash on hand and then from the proceeds from the sale of portfolio securities held by the Fund. The Loan bears interest at a fluctuating rate per annum at all times equal to the Federal Funds Rate in effect from time to time plus 1.50 percent (150 basis points), with each change in such fluctuating interest rate to take effect simultaneously with the corresponding change in the Federal Funds Rate and with such interest payable to CTC on the last day of each calendar month the Loan is outstanding and on the day the Loan is repaid to CTC ("Federal Fund Rate" means the rate for U.S. dollar funds settled through the Federal Reserve System or other immediately available U.S. dollar funds, as quoted by an independent broker of such funds, settled by CTC in its sole and absolute discretion, rounded up or down, at Bank's discretion, to the nearest whole multiple of one-eighth of one percent). The Loan is fully secured by all the assets of the Fund in the custody account maintained pursuant to the Custody Agreement, dated as of March 4, 1994, between the Fund and CTC and the Shares of the Fund purchased with the proceeds of the Loan.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     The following material is hereby filed as additional exhibits to the Fund's Statement on Schedule 13E-4:

     (a) (1) (ii) Offer to Purchase

                  The Offer to Purchase filed as Exhibit (a)(l)(ii) to the Statement is amended as follows:

     12.      Source and Amount of Funds.

                     The second paragraph of Section 12 is amended to read in its entirety as follows:

                     The Fund has entered into an agreement with Custodial Trust Company ("CTC") providing for a secured loan in the principal amount of $6.8 million (the "Loan") to be used to finance the payment for the

                     Shares tendered pursuant to the Offer. The Loan is expected to be repaid on or about August 14, 1998 and is repayable on demand made by CTC at any time before, on or after such date. The Fund plans to repay the Loan first from any cash on hand and then from the proceeds from the sale of portfolio securities held by the fund. The selection of which portfolio securities to sell, if any, will be made by Fleming International Asset Management Limited, the Fund's investment adviser, which will take into account investment merit, relative liquidity and applicable investment restrictions and legal requirements. The Loan bears interest at a fluctuating rate per annum at all times equal to the Federal Funds Rate in effect from time to time plus 1.50 percent (150 basis points), with each change in such fluctuating interest rate to take effect simultaneously with the corresponding change in the Federal Funds Rate and with such interest payable to CTC on the last day of each calendar month the Loan is outstanding and on the day the Loan is repaid to CTC ("Federal Fund Rate" means the rate for U.S. dollar funds settled through the Federal Reserve System or other immediately available U.S. dollar funds, as quoted by an independent broker of such funds, settled by CTC in its sole and absolute discretion, rounded up or down, at Bank's discretion, to the nearest whole multiple of one-eighth of one percent). The Loan is fully secured by all assets of the Fund in the custody account maintained pursuant to the Custody Agreement, dated as of March 4, 1994, between the Fund and CTC and the Shares of the Fund purchased with the proceeds of the Loan.

     (a) (5)      Text of Press Release, dated July 30, 1998.

     (a) (6)      Text of Press Release, dated August 6, 1998.

     (b) Form of Loan Agreement, dated August 7, 1998, by and between Custodial Trust Company and the Fund.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The New South Africa Fund Inc.

                                          By:       /s/ ARNOLD WITKIN
                                            ------------------------------------
                                            Name: Arnold Witkin
                                            Title: President and Chairman

Date: August 7, 1998

                                 EXHIBIT INDEX

     The following exhibits are filed as part of this Issuer Tender Offer Statement.

(a)(1)(i)*      Advertisement printed in The New York Times.
(a)(1)(ii)*     Offer to Purchase.
(a)(2)(i)*      Form of Letter of Transmittal.
(a)(2)(ii)*     Form of Notice of Guaranteed Delivery.
(a)(2)(iii)*    Guidelines for Certification of Taxpayer Identification
                Number.
(a)(2)(iv)*     Form W-8.
(a)(3)(i)*      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and other Nominees.
(a)(3(ii)*      Form of Letter to Clients of Brokers, Dealers, Commercial
                Banks, Trust Companies and other Nominees.
(a)(3)(iii)*    Form of Letter to Stockholders who have requested
                information.
(a)(4)*         Text of Press Release, dated June 30, 1998.
(a)(5)**        Text of Press Release, dated July 30, 1998.
(a)(6)**        Text of Press Release, dated August 6, 1998.
(b)**           Form of Loan Agreement, dated August 7, 1998, by and between
                Custodial Trust Company and the Fund.
(c)(1)*         Depositary Agreement, dated as of June 30, between the Fund and PNC Bank, N.A.
(c)(2)*         Agreement dated as of June 26, 1998, between the Fund and
                MacKenzie Partners, Inc. as the Information Agent.
(d)-(f)         Not applicable.

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 * Previously filed
** Filed herewith